Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Verispellis Skis + Snowboards, Inc.
8 Pleasant St. S, Unit D Lower Level
NATICK, MA 01760
https://www.verispellis.com/

Up to $999,999.02 in Common Stock at $17.14
Minimum Target Amount: $9,992.62

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Verispellis Skis + Snowboards, Inc.
Address: 8 Pleasant St. S, Unit D Lower Level, NATICK, MA 01760
State of Incorporation: MA
Date Incorporated: September 06, 2017

Terms:

Equity

Offering Minimum: $9,992.62 | 583 shares of Common Stock
Offering Maximum: $999,999.02 | 58,343 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $17.14
Minimum Investment Amount (per investor): $257.10

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive a 10% bonus shares.

Amount-Based:

$500+ | 15% off Skis + Merch

15% discount on a pair of Verispellis Skis (when available) + 1 Verispellis Ski Hat

$1,000+ | 20% off Skis + Merch

20% discount on a pair of Verispellis Skis (when available) + 2 Verispellis Ski Hats + 6 Verispellis Gaiters

$2,500+ | Bonus Shares + 30% off Skis

3% Bonus Shares + 30% discount on a pair of Verispellis Skis (when available) + 2 Verispellis Ski Hats + 6 Verispellis Gaiters

$10,000+ | 10% Bonus Shares + Skis

10% Bonus Shares + 1 free pair of Verispellis Skis (when available) + 2 Verispellis Ski Hats + 6 Verispellis Gaiters

$25,000+ | Ski with an Olympian

15% Bonus Shares + Ski with Alpine Olympic Skier Arman Serebraian + 1 free pair of Verispellis Skis signed by Arman & Founding Team (when available) + 2 Verispellis Ski Hats + 6 Verispellis Gaiters

Audience-Based:

5% bonus shares for previous investors and kickstarter backers

The 10% StartEngine Owners' Bonus

Swiss Precision will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $17.14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1714. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Audience-Based bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Verispellis Skis + Snowboards, Inc. is a c-corporation formed on September 6, 2017 under the laws of the Commonwealth of Massachusetts.

We offer a paradigm shift in skiing and snowboarding technology by introducing shape memory alloys into the ski/snowboard manufacturing process. This allows for changing of skis/snowboards performance by harnessing the ability of these alloys to change the physical properties of skis/snowboards on demand (via a smart phone app). This opens a whole new set of possibilities towards the much coveted one-quiver ski dream, where a skier/boarder can change stiffness and/or length of their skis/boards based on snow conditions. They can dial in a stiff and long ski for bombing down the mountain or a softer and shorter pair of skis to navigate pow and bumps. Similarly, our technology can be applied to snowboard, as we have already built and tested a few snowboards with our technology onboard. Combining park and ride components into one board is an appealing prospect.

We have 4 granted US patents, allowing us the freedom to operate in this domain. In fact, the name of our company, Verispellis, is a play on the latin word for shapeshifter/werewolf, where we harness the werewolf myth into a literal shapeshifting revolution to improve and customize skiing/boarding experience.

Competitors and Industry

The global ski equipment & gear market size was valued at USD 1.4 billion in 2018 and is anticipated to expand at a CAGR of 2.7%.

Our competition is comprised of traditional ski/snowboard manufacturers. This includes large established brands and the smaller niche brands that focus on more customized, limited quantity production. While they produce excellent skis, they do so with little by way of innovation. We offer a true paradigm shift in snow sports through our cutting edge design components married into the traditional ski snowboard design and manufacture.

Renoun Skis make skis with non-Newtonian materials that help with damping. Their skis are not controllable by the skier nor they have any IoT component to their offerings. This competition is only in terms of another ski company with innovative ideas. Orherwise, our technologies are vastly different and offer different advantages.

Current Stage and Roadmap

We have conducted significant design, simulation, and prototyping to get to this point. We have completed the design of our consumer-ready product and are in the process of building our first consumer-ready skis for demos. This includes all components of the final skis, including the inlaid shape memory alloys and other components, the electronics, and the app modulate with blue tooth to communicate with the individual's smartphone.

The Team

Officers and Directors

Name: Ara Nazarian

Ara Nazarian's current primary role is with Beth Israel Deaconess Medical Center. Ara Nazarian currently services 20-30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Director & Cofounder
  Dates of Service: September 06, 2017 - Present
  Responsibilities: Manage operations and plan ahead. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Beth Israel Deaconess Medical Center
  Title: Vice Chair of Research
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Academic research

Other business experience in the past three years:

- **Employer:** Statum Systems
  Title: CSO & Cofounder
  Dates of Service: October 18, 2018 - Present
  Responsibilities: Helped found the company and is in charge of all the science aspects.

Name: Edward Rodriguez

Edward Rodriguez's current primary role is with Beth Israel Deaconess Medical Center. Edward Rodriguez currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Cofounder, Treasurer & Director
  Dates of Service: September 06, 2017 - Present
  Responsibilities: Run the day to day financial operations of the company. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Beth Israel Deaconess Medical Center
  Title: Chair of Orthopaedics
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Run the department

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering convertible notes in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing Skis and Snowboards for sale. Our revenues are therefore dependent upon the market for Skis and Snowboards.

We may never have an operational product or service
It is possible that there may never be an operational Ski or Snowboard or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Skis. Delays or cost overruns in the development of our Skis and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company (the "President"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Verispellis was formed on 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. VREISPELLIS has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you

are investing in this company, it's because you think that SKIS/SNOWBOARDS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The President of the Company does not receive a salary for his role at the Company and splits his time between multiple companies

Ara Nazarian, the President of Verispellis Skis + Snowboards, Inc., does not currently receive a salary for his work at Verispellis and splits his time working between working as President of Verispellis and Vice Chair of Research at Beth Israel Deaconess Medical Center. Although Mr. Nazarian owns significant equity in Verispellis, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. There is currently no plan for Mr. Nazarian to receive a salary.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ara Nazarian	300,000	Common Stock	42.85%
Edward Rodriguez	300,000	Common Stock	42.85%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 58,343 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 700,000 outstanding.

Voting Rights

1 vote per share, please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 54,500 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 45,500 shares to be issued pursuant to stock options issued.

<u>Voting Rights of Securities Sold in this Offering</u>

<u>Voting Proxy</u>. Each Subscriber shall appoint the President of the Company (the "President"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or

reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Conversion shares (defined below) and the terms of the Convertible Note are outlined below:

Amount outstanding: $675,000.00
Maturity Date: December 31, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The Next Equity Financing (as defined below), a Corporate Transaction (as defined below) or the Maturity Date

Material Rights

Next Equity Financing Conversion The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares (*defined below*) upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on a date that is no more than five (5) days prior to the closing of the Next Equity Financing/the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the holder of each Note in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

Corporate Transaction Conversion. In the event of a Corporate Transaction prior to the conversion of a Note pursuant to a Next Equity Financing Conversion or a Maturity Date Conversion or the repayment of such Note, at the closing of such Corporate Transaction, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on a date that is no more than five (5) days prior to the closing of such Corporate Transaction/the date of conversion by (y) the applicable Conversion Price.

Maturity Conversion. At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price.

Next Equity Financing **means** the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement from which the Company receives gross proceeds of not less than US$1,500,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the Notes).

Corporate Transaction **means**

(a) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act) of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

Conversion Shares **means** (for purposes of determining the type of Equity Securities issuable upon conversion of the Notes) means:

(a) with respect to a conversion pursuant to a Next Equity Financing, shares of the Equity Securities issued in the Next Equity Financing;

(b) with respect to a conversion pursuant to a Corporate Transaction, shares of Common Stock; and

(c) with respect to a conversion pursuant to the Maturity Date, shares of Common Stock.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company (the “President”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $647,000.00
  Use of proceeds: product development
  Date: June 06, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We aim to raise this round to initiate our industry demos to create opportunities for exit strategy options. This will allow us to operate for at least 1.5 years.

Without this raise, we could operate for another 6 months without revenue generation from sales or capital raises.

Foreseeable major expenses based on projections:

Making skis and promotional work. The products will be manufactured at an OEM site. The company has a number of candidates in place but has not yet selected a location.

Future operational challenges:

We expect to have our consumber resdy products built and ready for demo - the next steps will consist of marketing work to introduce and promotse the productto the industry and the many opportunities that it will offer to the consumers and the industry.

We plan to have demos available fall of 2022.

Future challenges related to capital resources:

Once we have our consumer-ready products in hand, we see significant opportunities for us to raise capital to move forward with our work.

Some opportunities include licensing of technology to a single or multiple industry partners. Or the outright sales of the technology to an industry partner.

The challenges we foresee are natural causes such as global warming which reduces the amount of snow for skiing. This could slow down investments in our business.

Future milestones and events:

Building of the first set of products for consumers

Exit strategy discussions with industry leaders

Our goal is to have demo skis ready in the fall of 2022, conduct demos with partners in Q1 of 2023 and continue discussion with them of Q2 and Q3 about potential opportunities.

For our demos, we're having local ski manufacturers produce our skis for us. The goal for scaling is to use future industry partners to make skis on their production line.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the company has $35,000 cash on hand. We are embarking on this campaign to raise the next tranche of funding needed to move forward. We do not have any lines of credit available to us.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to company operations to prepare for our future work.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary to the viability of the company, if we raise $1.07m this will comprise 85% of total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum $10,000, we will be able to operate for 2 months based on a burn rate of $20,000/month.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum $1.07m, we will be able to operate for 25 months based on a burn rate of $40,000/month.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Potential future raise, if needed

Indebtedness

- **Creditor:** Convertible note holders
  Amount Owed: $675,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2023

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $11,998,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

Ski and snowboard sales are a $2B global market and, post-pandemic, more Americans are hitting the slopes than ever. Vail Resorts sold 2.1 million Epic Passes, representing a 76% increase in sales from 2019. People are eager to get outdoors and enjoy nature, and skiing and snowboarding provide a perfect opportunity to so with friends and family during colder months.

Comparable Competitor Companies

CARV, a wearable ski instruction system, has raised north of $11M for its offering. They provide a wearable platform for people to improve their skiing. We offer potentially the most advanced skis and snowboards ever designed with built-in sensors to not only allow the user to modulate their skiing and snowboarding experience by changing the characteristics of the skis/snowboard but also to collect and evaluate performance data on the spot.

The Value of the Company's Assets

we have allowed patents covering our core technology with relatively broad coverage. Our patents provide us with the freedom to operate in the space with additional innovations under review by the US Patent and Trademark Office.

Management's Prior Achievements & Success

With a team of scientists, ski industry veterans and executives, and Olympic Alpine skiers, we have a strong team that has designed and implemented potentially the most technologically advanced skis and snowboards based on science and not marketing gimmicks.

Business Partnerships & Relationships

The company has signed an NDA with a leading ski/snowboard company to discuss future opportunities. This is a significant step for our company and its future. Based on our progress to date and previous fundraising efforts, we have set the valuation internally, without a formal-third party independent evaluation.

The company has signed an NDA with a leading ski/snowboard company to discuss future opportunities. This is a significant step for our company and its future.

Internal Net Present Value of Projected Royalties Analysis

We performed a net present value analysis on our anticipated royalty-based business model that included assumptions on skis and snowboards sold, market penetration and expanding market opportunities. Based on our estimations, we believe a $12M pre-money valuation is conservative.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock. In making this calculation, we have assumed:

(i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $6,750,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE

INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,992.62 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  73.0%
  The goal of this fundraiser is to complete the consumer-ready product manufacture run and hold demos and events with industry leaders to explore exit opportunities.

- *Research & Development*
  21.5%
  We will use these funds to complete the R&D phase for the consumer-ready products.

If we raise the over allotment amount of $999,999.02, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  50.0%
  We will use funds to conduct demos and events with industry-leading companies to cultivate exit strategies.

- *Research & Development*
  21.5%
  We will use the funds to complete the R&D development of the consumer-ready product line.

- *Operations*

23.0%
We will use the funds to maintain the operations of the company,

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.verispellis.com/ (www.verispellis.com/finance).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/verispellis

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Verispellis Skis + Snowboards, Inc.

[See attached]

Versipellis Skis+Snowboard, Inc. (the "Company") a Massachusetts's Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Versipellis Skis+Snowboard, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 10, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	256,329	11,525
Total Current Assets	256,329	11,525
TOTAL ASSETS	256,329	11,525
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest	58,335	32,640
Notes Payable - Related Party	71,575	53,575
Total Current Liabilities	129,910	86,215
Long-term Liabilities		
Convertible Notes	647,000	262,000
Total Long-Term Liabilities	647,000	262,000
TOTAL LIABILITIES	776,910	348,215
EQUITY		
Common Stock	100	100
Accumulated Deficit	(520,681)	(336,790)
Total Equity	(520,581)	(336,690)
TOTAL LIABILITIES AND EQUITY	256,329	11,525

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	33,434	7,146
Research and Development	78,328	17,514
Rent and Lease	3,550	3,500
Salaries & Wages	42,886	-
Total Operating Expenses	158,198	28,160
Operating Income (loss)	(158,198)	(28,160)
Other Expense		
Interest Expense	25,695	16,320
Total Other Expense	25,695	16,320
Provision for Income Tax	-	-
Net Income (loss)	(183,893)	(44,480)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(183,893)	(44,480)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest	25,695	16,320
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	25,695	16,320
Net Cash provided by (used in) Operating Activities	(158,198)	(28,160)
FINANCING ACTIVITIES		
Notes Payable - Related Parties	18,000	2,000
Convertible Notes	385,000	-
Net Cash provided by (used in) Financing Activities	403,000	2,000
Cash at the beginning of period	11,526	37,685
Net Cash increase (decrease) for period	244,803	(26,160)
Cash at end of period	256,329	11,525

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	600,000	100	-	(292,310)	(292,310)
Issuance of Common Stock	-	-	-	-	-
Net Income (Loss)	-	-	-	(44,480)	(44,480)
Ending Balance 12/31/2020	600,000	100	-	(336,790)	(336,789)
Net Income (Loss)	-	-	-	(183,893)	(183,893)
Ending Balance 12/31/2021	600,000	100	-	(520,681)	(520,581)

Versipellis Skis+Snowboard, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Versipellis Skis+Snowboard, Inc ("the Company") was formed in Massachusetts on September 6th, 2017. The Company plans to earn revenue by licensing or selling its technology to one or multiple snow sport industry companies. The Company's headquarters is in Natick, Massachusetts. The Company's customers will be located in the United States or Europe.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases its office space under a yearly contract started in 2019. The Company shares the space with other entities and thus only pay a portion of the overall lease. Rent & Lease Expense was $3,550 and $3,500 in 2021 and 2020, respectively.

Equity based compensation

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2020	-	$ -
Granted	-	$ -
Exercised	-	$ -
Expired/cancelled	-	$ -
Total options outstanding, December 31, 2020	-	$ -
Granted	35,000	$ 0.88
Exercised	-	$ -
Expired/cancelled	-	$ -
Total options outstanding, December 31, 2021	35,000	$ 0.88
Options exercisable, December 31, 2021	24,108	$ 0.88

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020	-	$	-
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2020	-	$	-
Granted	35,000	$	0.88
Vested	24,108	$	0.88
Forfeited	-	$	-
Nonvested options, December 31, 2021	10,892	$	0.88

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO and the Treasurer have both provided loans to the Company. During the year ended December 31st, 2021, the Company had related party loans outstanding in the amount of $71,575. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2024. The notes are convertible into shares of the Company's common stock at a 25% discount. The convertible loan balance as of December 31st, 2021, was $647,000.

See Note 3 – Related Party Transactions disclosure for details on related party loans.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	71,575
2023	300,000
2024	347,000
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares without a par value per share. 600,000 shares were issued and outstanding as of December 31st, 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 10, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Verispellis

ONE SKI AT YOUR CONTROL FOR ALL CONDITIONS.


CUTTING EDGE SKIS
& SNOWBOARDS
One ski/board for all conditions
*The above is a rendering of a future product. Images are demo versions.
Product is still currently under development not yet available on the market.

Website NATICK, MA SPORTS

Verispellis is a high-tech, active ski and snowboard platform that allows the user to "tune" ski performance based on weather and snow conditions and performance objectives. We believe we are creating one of the first major technology innovations since parabolic skis and deeper side-cuts in the 90s. With three patents, a fourth patent underway, and a 4th generation prototype, we anticipate targeting commercial introduction for the 2022/2023 ski season.

$0.00 raised

0 Investors	$12M Valuation
$17.14 Price per Share	$257.10 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We have created one of the first pairs of skis / snowboards instrumented with digital, electronics & metallurgical technology to change physical performance characteristics on demand.
- The global ski gear and equipment market was valued at around $1.22 billion U.S. dollars in 2018, and was forecast to reach about $1.74 billion U.S. dollars by 2028 (source).
- Led by an experienced team with previous exits and deep industry knowledge.

OVERVIEW

Cutting edge skis and snowboards

Verispellis aims to revolutionize ski and snowboard technology - using digital, electronics, and metallurgical technology.



*The above is a rendering of a future product. Images are demo versions. Product is still currently under development not yet available on the market.

It all began when two Boston area medical professionals joined forces to explore the possibility of applying shape memory alloys - a cutting-edge material used in medical devices (source) - to ski and snowboard technology.


Introducing Verispellis
One of the most versatile skis & snowboards.
We believe this is one of the first major tech innovation for skis since the 90s:
Our technology allows users to "tune" their ski performance to difference snow conditions & performance objectives from their phone.

*The above is a rendering of a future product. Images are demo versions. Product is still currently under development not yet available on the market.

Also known as Nitinol, this material helped to create a pair of our "shape-shifting" skis and snowboards. Because of its flexible properties and basic structure on a molecular level - Nitinol can respond to changes in temperature. Perfect for something often so unpredictable like snow and weather.

With this, we think Verispellis may be the most innovative concept since shaped skis were developed in the late 80's early 90's (source).


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*The above is a rendering of a future product. Images are demo versions. Product is still currently under development not yet available on the market.

THE PROBLEM

Ski technology has changed very little over the past few decades

Weather conditions change hourly and in this day and age, we think skis should be made to adapt to these conditions.

We feel we will bring skiing and snowboarding into the twenty-first century. Not only by incorporating this cutting-edge material, but going even further by connecting them to smartphones.

THE SOLUTION

Introducing a paradigm shift in snow sports

We believe Verispellis will bring innovation to the winter sports market by offering skis with variable torsional stiffness and rocker, plus added vibration control – all from the tips of one's fingers.


Your Skis
Ski Name
Ski Settings
With Verispellis adjustable ski settings, you can potentially have the perfect skis for every slope condition.
VERISPELLIS
*The above graphic contains images of our beta app which is currently not available for general use.

Here are the specs behind our game-changing technology:

- Instrumented with digital, electronic, & metallurgical technology to change physical performance characteristics on demand
- Ability to control skis and/or snowboard characteristics via any smartphone
- IoT component to connect skis and/or snowboard to the internet
- Built in sensors to provide live skiing / boarding performance data to user
- Ability to collect data lake on ski performance, mountain/trail conditions, and weather for analytics and future monetization
- Ability to digitally customize ski mechanics to match user ability and performance demands

These shape memory alloys change the physical properties of skis and snowboards on demand - all via a smartphone app.


Innovative Technology
Change ski rocker by 4 inches & change ski length to make it fun for powder & hardpack
Martensite (soft)
Austenite (hard)
Nitol Molecular Structure
With Increasing Temperatures
Softer, more playful skis for soft snow
Harder skis for carving & speed on hardpacked snow
Modulate ski behavior from the mobile app
Onboard sensors to provide live performance data
Opportunity for data lake analytics

*The above graphic contains images of our beta app which is currently not available for general use and a rendering of a future product. Images are demo versions. Product is still currently under development not yet available on the market.

That means the skier or boarder can adjust the stiffness of their ski or snowboard based on changes in the snow condition or type. By inserting Nitinol in key locations of the ski or snowboard, and modulating the stiffness of the Nitinol sheets via a Bluetooth connection and mobile application - the entire performance of the ski or snowboard can be changed in a matter of seconds.

We do this by utilizing the Internet of Things (IoT) capability through inclusion of sensors to collect live usage data.


INNOVATIVE TECHNOLOGY.
Your Skis
Nitinol Activated
VERISPELLIS
ONE SKI. ALL CONDITIONS.

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.

We will use a royalty-based business model from top 3 manufacturers, as winter sports are our initial market focus. That means...

- Limited engineering professional services
- Low capital requirements

THE MARKET

Skiing is trending upward

The global ski gear and equipment market was valued at around $1.22 billion U.S. dollars in 2018, and was forecast to reach about $1.74 billion U.S. dollars by 2028 (source).


Global Ski & Equipment Market
2018
$1.22B
2028 Projected
$1.74B

Not to mention...

- Alpine Touring Backcountry is experiencing significant growth (source)
- There is a 75% Growth in Pass Sales at Vail Resorts from 2021 to 2022 (source)

We believe we will have a first mover advantage in incorporating this level of technology into winter sports, so you could say we think we are miles ahead in the competition.

OUR TRACTION

Let's get ready for the 2022/23 ski season

Our current Active Control System version and prototype skis are mature enough to complete industrialization to be commercially ready for the next ski season.

Here's how we got here:


3 Patents
allowed by USPTO on key tech components
1 Patent
application under review by USPTO
06-21
Completed
* Hired FTE Engineer
* Identified PDC to work with
09-21
Completed
* Design specs
* PDC to work with
* Skis/board design optimization
06-22
In Progress *anticipated
* New battery, electronics, app designs
* Test ski/board builds
Finalize *anticipated
* Consumer ready skis/boards for testing industry partners
* Basic marketing needs/effort

We already have collaborations in place, and are working to partner with one major ski/snowboard brand for co-development.

So far, people are raving about our skis:


"
...The resultant change in stability & accuracy was dramatic, with the skis instantly feeling more solid & powerful.
This technology has the potential to improve performance for skiers of all ability levels.
TIM PETRICK
Former CEO, K2 Sports
3x Member, PSIA National Dem. Team
Instructor, Jackson Hole Mnt. Sports School


"
...you can really feel the difference-a lot stiffer-which is actually a huge, huge innovation in the sport of skiing in my opinion. Super excited to see where it heads & happy to be a part of the journey.
ARMAN SEREBRAKIAN, MD
NCAA & 2014 Sochi Olympic Skiier

**Tim Petrick & Arman Serebrakian are paid-partners of Verispellis

WHY INVEST

We think snow sports technology is about to make significant strides

And we anticipate being a part of that change.

Our vision is to have an exit strategy through sales/licensing, making our technology available through major brands in the industry.

Until then, we plan on using this raise towards the development of consumer-ready products, our marketing campaigns, industry demos, and cultivating industry relationships.


ONE SKI.
ALL CONDITIONS.
Wood Core
Heating Elements
Nitinol
Communication / Control Module

*The above graphic contains images of our beta app which is currently not available for general use and a rendering of a future product. Images are demo versions. Product is still currently under development not yet available on the market.

We are experiencing a renewed interest in snow sports, where people are rushing back to the mountains (source, source) - join us as we align with this renewal and bring a technology-enhanced product to the market.

Invest in Veripellis, and invest in the potential future of winter sports.

Meet Our Team



Ara Nazarian

President, Co-Founder & Director

A biomedical scientist by training, I am an avid skier and an innovator. This company is the interection of these two worlds, where I was able to innovate in the snow sports space bases on my scientific and research background. i am excited about the opportuity that this company presents and the new avenues that it will open up for snow sports enthusiasts of all levels.



Edward Rodriguez

CoFounder, Treasurer & Director

I am an orthopaedic trauma surgeon and a biomedical engineer by training. I have been collaborating with Ara professionally for over 3 decades, and this project is an example of our collaborations that has spilled out of our work and into something that we both like, skiing. I believe that we are on the cusp of introducing cutting edge technology into the world of snow sports to make the sport even more enjoyable and safer for all.



Kevork Hamparian

Product Engineer

Kevork is the company's lead engineer working on product design and testing.



Arman Serebrakian

Product Advisor

An Olympic Alpine skier, Aram has been an advisor with the company since our earliest days. He has been instrumental in testing of our skis and providing expert insight.



Tim Petrick

Product and Industry Advisor

Tim Petrick has had a pretty epic ski career. From ski instruction, to the PSIA Demo Team, to Powder Magazine, to Aspen, to K2, to Booth Creek, to K2, to Rossignol, to K2, to Silverton...... You get the idea, Tim has done it all and most of it, at the corporate executive level. He provides key insight and advice to the company on both product stand industry sides.



Per suneby

Business Development Advisor

A seasoned tech industry executive, Per has served in many C level and other management roles in the Greater Boston startup scene, He is a strategic thinker and a great resource for advice on business development.

Offering Summary

Company	Verispellis Skis + Snowboards, Inc.
Corporate Address	8 Pleasant St. S, Unit D Lower Level, NATICK, MA 01760
Offering Minimum	$9,992.62
Offering Maximum	$999,999.02
Minimum Investment Amount (per investor)	$257.10

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	583
Maximum Number of Shares Offered	58,343
Price per Share	$17.14
Pre-Money Valuation	$11,998,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive a 10% bonus shares.

Amount-Based:

$500+ | 15% off Skis + Merch

15% discount on a pair of Verispellis Skis (when available) + 1 Verispellis Ski Hat

$1,000+ | 20% off Skis + Merch

20% discount on a pair of Verispellis Skis (when available) + 2 Verispellis Ski Hats + 6 Verispellis Gaiters

$2,500+ | Bonus Shares + 30% off Skis

3% Bonus Shares + 30% discount on a pair of Verispellis Skis (when available) + 2 Verispellis Ski Hats + 6 Verispellis Gaiters

$10,000+ | 10% Bonus Shares + Skis

10% Bonus Shares + 1 free pair of Verispellis Skis (when available) + 2 Verispellis Ski Hats + 6 Verispellis Gaiters

$25,000+ | Ski with an Olympian

15% Bonus Shares + Ski with Alpine Olympic Skier Arman Serebraian + 1 free pair of Verispellis Skis signed by Arman & Founding Team (when available) + 2 Verispellis Ski Hats + 6 Verispellis Gaiters

Audience-Based:

5% bonus shares for previous investors and kickstarter backers

The 10% StartEngine Owners' Bonus

Swiss Precision will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $17.14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1714. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Audience-Based bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The mountain doesn't care about your plan

For every changing weather and snow conditions without the right gear you'll wind up on your butt or even in the ERWe are Verispelllis - a team of PHDs, MDs, industry CEOs, and Olympic skiers who live and breathe the sport. We are on a mission to create a whole new world of ski design.A one perfect ski that adapts to various conditions our shape-shifting skis and boards offer insane flexibility and can improve safety transitioning from soft or playing on powdery snow to more rigid for carving and speed on hard-packed snow.by integrating Nitol a shape memory alloy that is used. in a variety of medical devices, such as cardiac stints, into the core of our skis and boards were able to achieve stiffness in length and adjust performance on demand from your smartphone in an industry that hasn't seen any major advancements since the 90s we believe bringing cutting edge biomedical technology into the sport represents a paradigm shift with the potential to achieve what major brands couldn't for decades. It's a huge jump in the right direction and I'm excited to see where it takes the sport.

We build each Verispelllis ski and snowboard here in the US with onboarding technology which can be sold independently as add-ons to existing gear that offers a treasure trove of performance and environmental data for additional monetization channels global ski and snowboard sales are expected to reach 2b by 2025After the pandemic, more Americans are hitting the slopes than ever we're meeting the moment, with 3 granted patents, a 4th one about to be allowed, and 4th generation product, that will be ready for the upcoming ski season with your help.Our technology is positioned to redefine, not just snow sports, but many others. Strap in for the ride of a lifetime. Invest in Verispelllis today

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 22 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 6, 2022.

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Smart IOPS
SMART IOPS | *Making Data Alive™*
https://smartiops.com/

Description of Business
Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022 versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Reasons to Invest

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.
- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

Team
Ashutosh Das: President and CEO, LinkedIn
Manuel D'Abreu: Senior VP and Chief Scientist, LinkedIn

StorEn Technologies, Inc.
StorEn Technologies | *Renewable Energy Storage*
https://www.storen.tech/

Description of Business
StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn is has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

Team
John Davis: CEO, Treasurer & Director, LinkedIn
Angelo D'Anzi: Founder, CTO, & Director, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to

the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.

- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

HeatGen
HeatGen | *Your Favorite Drinks and Soups, Hot When You Want*
https://www.poweredbyheatgen.com

Description of Business
HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2022.

Reasons to Invest

- Consumers love the ability to heat their favorite premium ready-to-drink beverages on demand, expanding use opportunities and meeting their active lifestyles.
- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).
- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

Team
Mark Turner: CEO and President, LinkedIn
Matt Gase: Director, LinkedIn

Vantage Sports

Vantage Sports | *Play it Forward*

https://www.vantagesports.com

Description of Business

Vantage Sports is a marketplace connecting college athletes to youth athletes, whether it's private sports training or advice on the college recruiting process. Our platform gives college athletes an opportunity to earn income, while passing their skills and knowledge of the game to the next generation. We are currently in the market regionally with our service and plan to expand nationally.

Reasons to Invest

- As the NIL has begun allowing college athletes to earn a profit, we believe we are one of the early leaders in a brand new market, already working with 500+ college athletes at top SEC and ACC schools and have established a partnership with INFLCR as part of their global exchange program. (source)
- The youth and high school sports industry was a $15 billion industry in 2017 and via our marketplace model, we strive to command a large percentage of that. (source)
- We believe we are uniquely positioned to own a large share of the vertical of sports training market, building a platform for an extremely broad range of nearly 500,000 college athletes to start earning income.

Team

Matthew Perper: Technical Co Founder, LinkedIn

Patrick Johnson: Co-Founder and CEO, LinkedIn

Top Corp

Top Corp | *Building the most comprehensive consumer engagement & data platform*

https://www.topcorp.com

Description of Business

Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team

Will Cohen: Founder, CEO & Director, LinkedIn

Marvin Scaff: CTO

Verispellis

Verispellis | *ONE SKI AT YOUR CONTROL FOR ALL CONDITIONS.*

https://www.verispellis.com

Description of Business

Verispellis is a high-tech, active ski and snowboard platform that allows the user to "tune" ski performance based on weather and snow conditions and performance objectives. We believe we are creating one of the first major technology innovations since parabolic skis and deeper side-cuts in the 90s. With three patents, a fourth patent underway, and a 4th generation prototype, we anticipate targeting commercial introduction for the 2022/2023 ski season.

Reasons to Invest

- We have created one of the first pairs of skis / snowboards instrumented with digital, electronics & metallurgical technology to change physical performance characteristics on demand.
- The global ski gear and equipment market was valued at around $1.22 billion U.S. dollars in 2018, and was forecast to reach about $1.74 billion U.S. dollars by 2028 (source).
- Led by an experienced team with previous exits and deep industry knowledge.

Team
Ara Nazarian: President, LinkedIn
Edward Rodriguez: Treasurer, LinkedIn

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | *Signal-Boosting Smartphone Cases*
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a

value of $448B.*

- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn
Stellaris
Stellaris | *Smart Photovoltaic Windows*
https://www.clearpower.energy

Description of Business
Stellaris is developing ClearPower™, a fully-transparent, electricity-generating window. With its high power-density and transparency, ClearPower™ is uniquely designed to meet the urgent need for buildings to generate their own green electricity and stop using fossil fuels for heating. Our goal is to enable every window to be a power plant. Stellaris is currently pre-revenue and its technology is patent-pending.

Reasons to Invest:

- The high transparency and power output per unit area of ClearPower™ has garnered enthusiastic letters of support from major glass manufacturers for its promising technology within the photovoltaic industry.
- The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% CAGR) and is projected to reach $13B by 2028.*
- Stellaris currently holds three patents for photovoltaic device technology and has accrued more than fifteen years of experience developing solar photovoltaic (PV) equipment, during which we became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program.

Team
James B. Paull: CEO, President, and Director, LinkedIn
James W. Paull: Director and Treasurer, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*
https://www.massagerobotics.com

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- Google believes in our vision. Google invested both their money and engineers. For two years, Google supported the development of Machine Learning, AI, and Natural Language Processing for our robot.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*
https://drysee.com

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.
- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent

transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent

"Inventing the Carbon-free Future" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*

https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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